                             FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer
     subject to Section 16.
     Form 4 or Form 5 obliga-
     tions may continue.  See
     Instructions 1(b).

        Filed pursuant to Section 16(a) of the Securities
           Exchange Act of 1934, Section 17(a) of the
          Public Utility Holding Company Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

          Schroeder, Julian Charles
          215 West 92nd Street
          New York, NY  10025

2.   Issuer Name and Ticker or Trading Symbol

          Versus Technology, Inc. (VSTI)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

          Not furnished

4.   Statement for Month/Year

          July 1997

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X] Director               [ ] 10% Owner

     [ ] Officer (give title    [ ] Other (Specify below)
                  below)



     _____________________________________

     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned at    Direct(D)   Indirect
                      2. Trans-     _________  ___________________  End of      or Indirect Beneficial
1. Title of           Transaction                      (A) or       Month       (I)         Ownership
Security                 Date        Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./day/yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________


Common Stock,
$.01 Par Value                                                       305,000          D




              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)

                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./day/yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv-   at End  or In-     ficial
Derivative    Price of   Date)                 4 and 5)   Date    Expir-       Number ative    of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security Month   (Instr. )  ship
(Instr. 3)    Security   day/yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______


Warrants      $1.00                                      3/95    9/99    Common  25,000         25,000    D
                                                                         Stock

Warrants      $ .50                                      7/96    6/00    Common  25,000         25,000    D
                                                                         Stock

Warrants      $ .20       7/21/97    J(1) 120,893(A)     9/29/95 9/28/00 Common  120,893  N/A   120,893   D(1)
                                                                         Stock


Warrants      $ .50       7/21/97    J(1)  46,689(A)     8/26/96 8/25/01 Common  46,689   N/A   46,689    D(1)
                                                                         Stock
Explanation of Responses:

(1) Represents a portion of warrants owned of record by BDS Holdings, L.L.C. which have been allocated to its members, including Mr. Schroeder.  Beneficial ownership of these warrants was previously reported in a Form 4 filed for the
month      of April 1997.

                           JULIAN C. SCHROEDER              August 7, 1997


                           ______________________           _________________
                           Julian C. Schroeder
                           Signature of Reporting           Date
                           Person